UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         Amendment No. 5

            Under the Securities Exchange Act of 1934



                  AMCAST INDUSTRIAL CORPORATION
_________________________________________________________________
                        (Name of Issuer)


                   Common Stock, no par value
_________________________________________________________________
                  (Title of Class of Securities


                           023395-10-6
                  ____________________________
                         (CUSIP Number)


                         Brent D. Baird
                       1350 One M&T Plaza
        Buffalo, New York  14203 (Phone: (716) 849-1484)
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        December 1, 2004
                     _______________________
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box __.


*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D
                         Amendment No. 5

CUSIP NO. 023395-10-6

1.   Name of Reporting Person
     SS or Identification No. of above person (optional)

     First Carolina Investors, Inc.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                         (b)_X_

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

      WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED           -0-
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                             -0-

                     9.     SOLE DISPOSITIVE POWER
                            -0-

                     10.    SHARED DISPOSITIVE POWER
                            -0-

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

        -0-

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                      ____

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.00%

14.   TYPE OF REPORTING PERSON*

      CO, IV
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D
                         Amendment No. 5

The cover page for First Carolina Investors, Inc. is hereby amended to read as shown in this Amendment No. 5. Item 5 is hereby amended as shown in this Amendment No. 5. All other items remain unchanged, and are incorporated by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended to read as follows:

(a) The Reporting Person hereby reports beneficial ownership, in the manner hereinafter described, of 0 Shares of the Issuer:

                                                Percentage of
                                   Number Of      Outstanding
Shares Held in the Name of            Shares         Security


First Carolina Investors,                  0           0.000%
Inc.



(b)   Not applicable.

(c) The following sales of the Shares was effected during the past sixty days:


                                            Price/Share
                                            (in Dollars
                                            Commissions
Sale In The Name              Number of     not
       Of         Date        Shares        included)

First Carolina    12/01/04    600,000       .04560
Investors         12/02/04    487,900       .05598

      The transactions were effected through open-market sales.

(d) Not applicable

(e) The date on which the Reporting Person ceased to be the beneficial owner of more than five percent of the common stock of the Issuer was December 2, 2004.

                            SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED this 7th day of December, 2004.


First Carolina Investors, Inc.


By: s/Brent D. Baird
     Brent D. Baird, Chairman